

May 5, 2011

Brian C. Domeck
Vice President and Chief Financial Officer
The Progressive Corporation
6300 Wilson Mills Road
Mayfield Villiage, Ohio 44143

     Re: The Progressive Corporation
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 1, 2011
              File No. 001-09518

Dear Mr. Domeck:

      We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

      After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Exhibit 13
The Progressive Corporation
2010 Annual Report to Shareholders

Management's Discussion and Analysis of Financial Condition and Results of Operations
IV. Results of Operations – Investments
Fixed- Income Securities, page App. A-58 Maturities

1. For your fixed maturity investments that are rated by third party credit rating agencies, please tell us whether you performed an analysis, including considering current market credit spreads, of your investments. If so, please summarize for us the investments for which you performed this analysis and the procedures you performed. Also, where this analysis resulted in you concluding that the rating assigned by the third party credit rating agency at December 31, 2010 was significantly different, provide us the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant